EXHIBIT 99.1

News Release dated May 5, 2020, Suncor Energy reports first quarter 2020 results

FOR IMMEDIATE RELEASE

Suncor Energy reports first quarter 2020 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working interest basis, before royalties, except for Libya, which is on an economic basis. Certain financial measures referred to in this news release (funds from operations, operating (loss) earnings and free funds flow) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s interests in Fort Hills and Syncrude.

Calgary, Alberta (May 5, 2020) “The COVID-19 pandemic has led to an unprecedented decline in demand for transportation fuels and a significant oversupply of crude oil resulting in a substantial decline in crude oil prices,” said Mark Little, president and chief executive officer. “Our integrated model and balance sheet strength are distinct advantages coming into this environment, however we have still needed to take significant action to keep the company strong. The focus of the company through this pandemic is to care for employees, contractors, customers and communities by keeping them safe and healthy, and protecting the financial health of the company while keeping an eye to our future. We are confident that with our unique business model, focused actions and dedicated team we will remain strong and continue to provide trusted energy for decades to come.”

•                  The company’s results in the first quarter of 2020 were impacted by the significant weakness and volatility in commodity prices, compared to the prior year quarter, as a result of the COVID-19 pandemic and OPEC+’s initial plan to increase production. Funds from operations were $1.001 billion ($0.66 per common share) in the first quarter of 2020, and were impacted by a net first-in, first-out (FIFO) inventory valuation loss of $446 million after-tax on the declining value of refinery feedstock costs, compared to $2.585 billion ($1.64 per common share) in the prior year quarter. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $1.384 billion ($0.91 per common share) in the first quarter of 2020, compared to $1.548 billion ($0.98 per common share) in the prior year quarter.

•                  The company had an operating loss of $309 million ($0.20 per common share) in the first quarter of 2020, compared to operating earnings of $1.209 billion ($0.77 per common share) in the prior year quarter, with the first quarter of 2020 impacted by a net FIFO inventory valuation loss of $446 million after-tax on the declining value of refinery feedstock costs. The company had a net loss of $3.525 billion ($2.31 per common share) in the first quarter of 2020, compared to net earnings of $1.470 billion ($0.93 per common share) in the prior year quarter. The net loss for the first quarter of 2020 included $1.798 billion of non-cash after-tax asset impairment charges, a $1.021 billion unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt and a $397 million after-tax hydrocarbon inventory write-down to net realizable value.

•                  In response to changing market conditions, the company leveraged the flexibility of its integrated asset base with a continued focus on value over volume across the company’s assets. The company was able to maximize price realizations by shifting its upstream product mix towards higher priced light crude and its refined product mix towards higher value distillate. This included

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com synthetic crude oil (SCO) production of 503,600 barrels per day (bbls/d) in the first quarter of 2020, the third best quarter of SCO production in the company’s history.

•                  While the company’s physically integrated model naturally mitigates a portion of price volatility, the company also generated a marketing and logistics value add of $225 million after-tax.

•                  In the first quarter of 2020, the company enhanced its liquidity by securing an additional $2.5 billion of credit facilities for a 24-month term and, as at March 31, 2020, had approximately $8.1 billion of liquidity. Subsequent to the first quarter of 2020, the company issued $1.25 billion of 5.00% senior 10-year unsecured medium term notes and secured $300 million in additional credit facilities. This increased financial flexibility will help ensure the company has access to adequate financial resources should it be required.

•                  The company repurchased $307 million of its common shares in the first quarter of 2020. Given the current business environment and aligned with our disciplined capital allocation strategy, share repurchases have been suspended and the company has elected to not renew its normal course issuer bid (NCIB). Subsequent to the end of the quarter, and in order to maintain the financial health and resiliency of the company, Suncor’s Board of Directors approved a reduction in the company’s quarterly dividend to $0.21 per common share from $0.465 per common share. This dividend will be payable on June 25, 2020 to shareholders of record at the close of business on June 4, 2020. Combined with the sustaining capital and operating cost reductions, the cash break-even price to cover operating costs, sustaining capital and dividends has been reduced to approximately WTI US$35/bbl.

Financial Results

Operating (Loss) Earnings

Suncor’s first quarter 2020 operating loss was $309 million ($0.20 per common share), compared to operating earnings of $1.209 billion ($0.77 per common share) in the prior year quarter. In the first quarter of 2020, crude oil and refined product realizations declined significantly due to the decline in global commodity benchmarks and demand as a result of the COVID-19 pandemic and OPEC+’s initial plan to increase production. The weak business environment further impacted the operating loss due to a net inventory valuation loss, with the FIFO loss as a result of the declining value of refinery feedstock costs, partially offset by the elimination of intersegment losses on inventory. The operating loss in the current quarter compared to operating earnings in the prior year quarter was further impacted by the absence of insurance proceeds related to the company’s assets in Libya which were recognized in the prior year quarter.

Net (Loss) Earnings

Suncor’s net loss was $3.525 billion ($2.31 per common share) in the first quarter of 2020, compared to net earnings of $1.470 billion ($0.93 per common share) in the prior year quarter. In addition to the factors impacting operating (loss) earnings discussed above, the net loss for the first quarter of 2020 included $1.798 billion of non-cash after-tax asset impairment charges, a $1.021 billion unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt and a $397 million after-tax hydrocarbon inventory write-down to net realizable value. Net earnings in the prior year quarter included an unrealized after-tax foreign exchange gain of $261 million on the revaluation of U.S. dollar denominated debt.

Funds from Operations and Cash Flow Provided By Operating Activities

Funds from operations were $1.001 billion ($0.66 per common share) in the first quarter of 2020, and were impacted by a net FIFO inventory valuation loss of $446 million after-tax on the declining value of refinery feedstock costs as well as the same factors impacting operating (loss) earnings noted above, compared to $2.585 billion ($1.64 per common share) in the first quarter of 2019.

Cash flow provided by operating activities was $1.384 billion ($0.91 per common share) for the first quarter of 2020, compared to $1.548 billion ($0.98 per common share) for the first quarter of 2019. In addition to the items impacting operating (loss) earnings noted above, cash flow provided by operating activities was further impacted by a source of cash from working capital in the current quarter as compared to a use of cash in the prior year quarter. The source of cash in the company’s non-cash working capital balances was primarily due to a significant decrease in commodity prices late in the quarter, resulting in a decrease in accounts receivable and inventory balances, partially offset by an increase in taxes paid. The use of cash in the company’s non-cash working capital balances, in the prior year quarter, reflected the impact of higher commodity prices on accounts receivable and inventory.

Operating Results

The COVID-19 pandemic is an evolving situation that has widespread implications for our people, operations and business environment. Suncor remains committed to the health and safety of all our people and customers, and to the safety and continuity of our operations. To limit the risk of transmission of COVID-19, only location-essential personnel are physically present at Suncor sites and offices.

The impacts of the simultaneous demand and supply shocks on the current business environment highlight the importance of the company’s value over volume approach, which maximizes the integration of Suncor’s upstream and downstream production through our upgraders and refineries through the retail network to the customer, as well as the flexibility of the company’s assets to respond to the changing needs of our customers. During the first quarter of 2020, this approach maximized the company’s per barrel margin and cash flow, despite leading to lower production and higher unit costs.

“With the current market conditions, including increasing global oil inventories, we are highly focused on leveraging our flexibility to maximize value from our existing assets. We have responded to this market disruption by revising the product mix we bring to market in both our upstream and downstream operations,” said Little. “From the reservoir to the gas station, we are optimizing margins through each link in the value chain. Through our ability to upgrade, refine, and sell products to customers through our retail and wholesale network, we will continue to focus on creating long-term value while meeting our customer’s energy needs.”

Suncor’s total upstream production was 739,800 barrels of oil equivalent per day (boe/d) during the first quarter of 2020, compared to 764,300 boe/d in the prior year quarter. During the first quarter of 2020, the company minimized its exposure to lower priced bitumen by maximizing bitumen production transferred to upgrading to produce higher value SCO barrels. The company achieved total SCO production of 503,600 bbls/d in the first quarter of 2020 compared to 523,400 bbls/d in the first quarter of 2019, on combined upgrader utilization rates of 93% and 95%, respectively, reflecting strong performance in both periods. Strong reliability in the first quarter of 2020 resulted in the company achieving its third best SCO production quarter on record, even with mandatory production curtailment in the province of Alberta. Non-upgraded bitumen production decreased to 126,500 bbls/d in the first quarter of 2020 from 133,800 bbls/d in the first quarter of 2019, primarily due to MacKay River remaining offline for repairs, partially offset by increased volumes at Fort Hills, with both periods impacted by mandatory production curtailments. Exploration and Production (E&P) production during the first quarter of 2020 increased to 109,700 boe/d from 107,100 boe/d in the prior year quarter, primarily due to higher production at Hebron, which increased to 29,600 bbls/d, from 18,300 bbls/d in the prior year quarter, as six new production wells came online throughout 2019, and at Oda, which ramped up production to 8,000 boe/d after achieving first oil in the first quarter of 2019. This was partially offset by lower volumes at Terra Nova, reflecting the regulatory order to shut in production in the fourth quarter of 2019, and natural declines in the United Kingdom.

Through our regional synergies and asset flexibility, we continued to maximize the value of our allotted barrels under the mandatory production curtailment program enacted by the Alberta government. Prior to the decline in demand associated with the COVID-19 pandemic, the company was able to optimize the transfer of its allotted curtailment credits among the company’s assets while continuing to focus on higher value SCO production.

Refinery crude throughput was 439,500 bbls/d and refinery utilization remained strong at 95% in the first quarter of 2020, comparable to crude throughput of 444,900 bbls/d and refinery utilization of 96% in the prior year quarter. Refined product sales decreased slightly in the first quarter of 2020 to 531,500 bbls/d, compared to 542,800 bbls/d in the prior year quarter. Refinery utilization and product sales were negatively impacted at the end of the quarter, as demand for transportation fuels declined as a result of the COVID-19 pandemic. The company was able to maximize price realizations by optimizing refinery operational flexibility and focusing on higher value distillate products, which accounted for 43% of the company’s refinery production.

The company’s total operating, selling and general expenses were $2.967 billion in the first quarter of 2020, compared to $2.832 billion in the prior year quarter. The increase was primarily related to a write-down of hydrocarbon inventory to net realizable value and higher mine tonnage and overburden removal costs associated with increased sales volumes at Fort Hills, partially offset by lower operating costs associated with a decrease in E&P sales volumes, as well as a share-based compensation recovery incurred in the first quarter of 2020, as compared to a share-based compensation expense in the prior year quarter. Both periods reflected the impact of optimizing the product mix to higher cost but higher value SCO barrels, relative to lower cost, but lower value, bitumen production.

As a result of virus-related considerations, Suncor’s planned maintenance schedules are currently being reassessed. Due to COVID-19, MacKay River’s planned return to service date has been deferred to later in the second quarter of 2020. Suncor is currently evaluating alternate options for the Terra Nova Asset Life Extension, as Spain is no longer able to accommodate the planned dry dock work due to that country’s COVID-19 response.

Strategy Update

Suncor is well positioned to weather the challenges of the evolving and complex business environment. As a result of the global impact of the COVID-19 pandemic, both refined product and crude oil demand levels are expected to be significantly reduced in the near term. To preserve the financial health and resiliency of the company and navigate the current business environment, the company has decided to further reduce the 2020 capital expenditure range to $3.6 billion to $4.0 billion, representing a further capital reduction of $400 million at mid-point compared to the previous guidance. Combined with the March 23, 2020 guidance updates, capital guidance has been reduced by $1.9 billion or approximately 33% compared to the original 2020 plan, and operating costs across the business by $1 billion or approximately 10% compared to 2019 levels.

In order to achieve this, the company will concentrate on sustaining projects that are designed to maintain safe and reliable operations and proceed with select late stage, high-value and low capital economic investment projects. The bi-directional interconnecting pipelines between Syncrude and Oil Sands Base and the deployment of autonomous haul trucks at Fort Hills will continue to be funded and are expected to be completed in the second half of 2020. Investments in technology for our supply and trading business and core business systems are also expected to proceed on schedule. Other economic investments have been significantly reduced in 2020 or deferred, including the cogeneration facility at Oil Sands Base and the Forty Mile Wind Power Project. The operator of the West White Rose Project has announced that work has been suspended for at least one year, as has the Terra Nova Asset Life Extension project. The planned decrease to operating expenditures will be driven by our commitment to operational excellence across our business and a reduction in costs at Fort Hills. At Fort Hills, partners have agreed to reduce Fort Hills from operating two primary extraction trains to a one-train operation running at full utilization.

A key part of Suncor’s strategy for responding to the current market challenges will be to remain focused on creating maximum value from production, rather than being focused on volumes alone. With the breadth and depth of assets that we operate, we can control our product from our reserves to the end customer. Leveraging the deep expertise within our marketing, trading and logistics organization, we can support the company’s production by securing market access, managing price risk and inventory levels, and optimizing our logistics. We are deliberate in the decisions we make to optimize our upstream production, upgraders and refineries in response to changes in demand. This is where flexibility meets integration, which is critical to creating shareholder value in these challenging times.

“During these unprecedented conditions, our strategy stands out as a competitive differentiator. Our physically integrated model, paired with our disciplined financial management and capital allocation practices, provide resiliency through these rapidly changing market conditions.” said Little. “We continue to focus our capital portfolio on value-driven investments that will enhance margins, improve business processes, and reduce operating and sustaining capital costs.”

The actions taken in response to the current pandemic and supply side shock are intended to preserve the financial health of the company. We remain focused on our $2 billion of incremental free funds flow target. However, the execution timeline of a number of the initiatives related to the target have been revised and, as a result, full achievement of the $2 billion target is anticipated to be delayed by up to two years to 2025.

Suncor’s strategy of maintaining a strong balance sheet and liquidity throughout all market environments remains our focus. In the first quarter of 2020, the company enhanced its liquidity by securing an additional $2.5 billion of credit facilities for a 24-month term and, as at March 31, 2020, had approximately $8.1 billion of liquidity. Subsequent to the first quarter of 2020, the company issued $1.25 billion of 5.00% senior unsecured medium term notes with a 10-year term and secured $300 million in additional credit facilities. This increased financial flexibility will help ensure the company has access to adequate financial resources should it be required. Moving forward, the company believes it has a manageable debt maturity profile with no debt maturities in 2020, $1.5 billion in 2021, and $257 million in 2022.

In the first quarter of 2020, Suncor remained committed to returning value to its shareholders through $709 million of dividends paid and the repurchase of 7.5 million common shares for $307 million under the company’s NCIB. Given the current business environment and aligned with our disciplined capital allocation strategy, share repurchases have been suspended and the company has elected to not renew its NCIB. Subsequent to the end of the quarter, and in order to maintain the financial health and resiliency of the company, Suncor’s Board of Directors approved a reduction in the company’s quarterly dividend to $0.21 per common share from $0.465 per common share. This dividend will be payable on June 25, 2020 to shareholders of record at the close of business on June 4, 2020. Combined with the sustaining capital and operating cost reductions, the cash break-even price to cover operating costs, sustaining capital and dividends has been reduced to approximately WTI US$35/bbl.

Operating (Loss) Earnings Reconciliation(1)

	Three months ended March 31
($ millions)	2020	2019
Net (loss) earnings	(3 525)	1 470
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	1 021	(261)
Asset impairment(2)	1 798	—
Inventory write-down to net realizable value(3)	397	—
Operating (loss) earnings(1)	(309)	1 209

(1)                                 Operating (loss) earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures section of this news release.

(2)                                 During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $422 million against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans. Refer to the Segment Results and Analysis section of the MD&A for further details on this item.

(3)                                 During the first quarter of 2020, the company recorded an after-tax inventory write-down to net realizable value of $177 million in the Oil Sands segment and $220 million in the Refining and Marketing segment as a result of a significant decline in benchmarks and demand for crude oil and refined products due to COVID-19 mitigation efforts.

Corporate Guidance

The COVID-19 global pandemic has significantly lowered demand for crude oil and refined products. The company has taken action to address the decline in demand by pacing our operations to meet current demand levels, flexing product mix from gasoline to diesel, leveraging our midstream, trading and marketing expertise, and maximizing upstream production integration with our upgraders and refineries. The company’s guidance is reliant on our current outlook for the demand for our products; however, there are a number of external factors beyond our control that could significantly influence this outlook, including the status of the pandemic and any associated relaxations of current business restrictions, shelter-in-place orders, or gatherings of individuals.

In response to the rapid reduction in refined product demand, the outlook for refinery throughput in the company’s Refining and Marketing segment has been revised to utilization rates of 84% to 91% from 95% to 99%. This utilization equates to anticipated refinery throughput of 390,000 — 420,000 bbls/d, a decrease from the previous guidance of 440,000 — 460,000 bbls/d. Refined product sales are forecasted to decrease from the previous range of 530,000 — 560,000 bbls/d to 500,000 — 530,000 bbls/d. This guidance update assumes improving demand for gasoline and diesel in the second half of 2020, with the recovery for jet fuel and asphalt expected to lag. The annual guidance update for upstream production that we issued on March 23, 2020 remains in place and reflects a reduction in total Oil Sands volumes in the second quarter by approximately 10% to 15% from the first quarter, given that upstream production will need to align to downstream utilizations.

To preserve the financial health and resiliency of the company and navigate the current business environment, the company has decided to further reduce the 2020 capital expenditure range to $3.6 billion to $4.0 billion, representing a further capital reduction of $400 million at mid-point compared to the previous guidance. Combined with the March 23, 2020 guidance updates, capital guidance has been reduced by $1.9 billion or approximately 33% compared to the original 2020 plan, and operating costs across the business by $1 billion or approximately 10% compared to 2019 levels.

Suncor has also updated its full year business environment outlook assumptions for Brent Sullom Voe from US$38.00/bbl to US$34.00/bbl, WTI at Cushing from US$33.00/bbl to US$30.00/bbl, WCS at

Hardisty from US$17.00/bbl to US$16.00/bbl, AECO — C Spot from $1.75/GJ to $2.25/GJ, New York Harbor 2-1-1 crack from US$11.00/bbl to US$12.00/bbl, and the Cdn$/US$ exchange rate from 0.71 to 0.72, due to changes in key forward curve pricing for the remainder of the year. As a result of these updates, the full year current income tax recovery assumptions have been increased from $600 million — $900 million to $900 million — $1.2 billion.

The guidance revisions disclosed herein, in conjunction with those announced on March 23, 2020, reflect the challenge in determining the duration of the impact of the COVID-19 pandemic. The company expects its financial results for the year to experience a material decline relative to the results in Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2019. Since March 31, 2020, as expected, there have been further declines in crude oil and refined product demand and pricing which will impact the company’s second quarter results. The pace of an economic recovery is challenging to determine with the overall outlook for crude oil and refined product demand dependent on how successful nations are at combating the pandemic and loosening social restrictions.

For further details and advisories regarding Suncor’s 2020 annual guidance, see suncor.com/guidance.

Non-GAAP Financial Measures

Operating (loss) earnings is defined in the Non-GAAP Financial Measures Advisory section of Suncor’s management’s discussion and analysis dated May 5, 2020 (the MD&A) and reconciled to the GAAP measure above and in the Consolidated Financial Information section of the MD&A. Funds from operations and free funds flow is defined and reconciled, as applicable, to the GAAP measure in the Non-GAAP Financial Measures Advisory section of the MD&A. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity and it may be useful to investors on the same basis. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory — Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s belief that its integrated model and balance sheet strength are distinct advantages coming into this environment and that its unique business model, focused actions and dedicated team will allow Suncor to remain strong and continue to provide trusted energy for decades to come; the expectation that the increased financial flexibility from securing an additional $2.8 billion of credit facilities and the issuance of $1.25 billion of 5.00% senior unsecured medium term notes will help ensure the company has access to adequate financial resources should it be required; Suncor’s focus on leveraging its flexibility to maximize value from its existing assets and optimizing margins through each link in the value chain and the belief that, through its ability to upgrade, refine and sell production to customers  through  its  retail  and wholesale network, Suncor will continue to focus on creating long-term value while meeting its customer’s energy needs; Suncor’s expectation that the reduction in the dividend combined with the sustaining capital and operating cost reductions, will reduce the cash break-even price to cover operating costs, sustaining capital and dividends to approximately WTI US$35/bbl and the basis for such expectation; MacKay River’s planned return to service date of later in the second quarter of 2020; Suncor’s belief that it is well positioned to weather the challenges of the evolving and complex business environment (including the strategies to do so) and that its integrated model, paired with its disciplined financial management and capital allocation practices, will provide resiliency through rapidly changing market conditions; Suncor’s expectations regarding the continued impacts of the COVID-19 pandemic and supply side shock, including with respect to refined product and crude oil demand levels and capital markets and the intended impacts of the actions taken in response to the COVID-19 pandemic and supply side shock; the expectation that the company will concentrate on sustaining projects that are designed to maintain safe and reliable operations and proceed with select late stage, high-value and low capital economic investment projects; the company’s plan to decrease its annual operating expenditures by more than $1 billion compared to 2019 levels and its total capital expenditures by 33% compared to the original 2020 plan and the steps the company will take to achieve this; the company’s continued focus of its capital portfolio on value-driven investments that will enhance margins, improve business processes and reduce operating and sustaining capital costs; the expectation that the bi-directional interconnecting pipelines between Syncrude and Oil Sands Base and the deployment of autonomous haul trucks at Fort Hills will continue to be funded and will be completed in the second half of 2020 and that the investments in technology for our supply and trading business and core business systems will proceed on schedule; Suncor’s free funds flow target, the expected timing thereof; the expected timing of debt maturities and Suncor’s belief that its debt maturity profile is manageable; and Suncor’s full year outlook range on total capital expenditures, current income taxes, refinery utilization rates, refinery throughput and refined product sales and business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, WCS at Hardisty, AECO-C Spot, New York Harbor 2-1-1 crack and the Cdn$/US$ exchange rate. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the novel coronavirus pandemic;  commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 26, 2020, Form 40-F dated February 27, 2020, the MD&A, and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory — BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com, follow us on Twitter @Suncor or together.suncor.com

A full copy of Suncor’s first quarter 2020 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/investor-centre/financial-reports.

Suncor’s updated Investor Relations presentation is available online, visit suncor.com/investor-centre.

To listen to the webcast discussing Suncor’s first quarter results, visit suncor.com/webcasts.

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